Iron Horse Acquisition Corp.

c/o Cerberus Capital Management, L.P.

875 Third Avenue

New York, New York 10022

December 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisition Corp.
Request to Withdraw Registration Statement on Form S-1
File No. 333-222446

Ladies and Gentlemen:

Iron Horse Acquisition Corp (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-222446) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally submitted to the Commission on a confidential basis on November 17, 2017.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

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If you have any questions regarding this application, please contact Christian O. Nagler at (212) 446-4660 or Peter Seligson at (212) 446-4756 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

Iron Horse Acquisition Corp.

/s/ Steven F. Mayer
By: Steven F. Mayer
Title: Chief Executive Officer